UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENERGYTEK CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29277L108
(CUSIP Number)

June 21, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x   Rule 13d-1(b)
¨   Rule 13d-1(c)
¨   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29277L108	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS WWOD Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 1,200,000 shares of Common Stock
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 1,200,000 shares of Common Stock
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,704,422 shares of Common Stock, including 1,504,422 shares of Common Stock issuable upon conversion of convertible preferred stock and/or convertible notes, and 1,200,000 shares of Common Stock currently held*

10	.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (see Item 4)* 9.99% (based on the total of 27,071,295 shares of Common Stock outstanding].
12.		TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

* As more fully described in Item 4, certain these shares of Common Stock are issuable upon conversion of convertible preferred stock and/or convertible notes that are each subject to a 9.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth in row (9) gives effect to such blockers.

CUSIP No. 29277L108	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Neil Rock
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 1,200,000 shares of Common Stock
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 1,200,000 shares of Common Stock
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,704,422 shares of Common Stock, including 1,504,422 shares of Common Stock issuable upon conversion of convertible preferred stock and/or convertible notes, and 1,200,000 shares of Common Stock currently held*

10	.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (see Item 4)* 9.99% (based on the total of 27,071,295 shares of Common Stock outstanding].
12.		TYPE OF REPORTING PERSON (see instructions) IN - Individual

* As more fully described in Item 4, certain these shares of Common Stock are issuable upon conversion of convertible preferred stock and/or convertible notes that are each subject to a 9.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth in row (9) gives effect to such blockers.

CUSIP No. 29277L108	13G	Page 4 of 9 Pages

      Item 1.

(a)	Name of Issuer EnergyTEK CORP., a Nevada Corporation

(b)	Address of Issuer's Principal Executive Offices 201 S. Laurel Street, Luling, TX 78468

      Item 2.

(a)
Name of Person Filing

This Schedule 13G is being jointly filed by WWOD Holdings LLC, a New York limited liability company ("WWOD Holdings"), and Neil Rock (each, a "Reporting Person" and, collectively, the "Reporting Persons").

(b)	Address of the Principal Office or, if none, residence c/o David E. Danovitch, Esq. Robinson Brog Leinwand Greene Genovese & Gluck P.C. 875 Third Avenue, 9th Floor New York, NY 10022

(c)	Citizenship WWOD Holdings is a New York limited liability company. Mr. Rock is a United States Citizen.

(d)	Title of Class of Securities Common Stock, $0.001 value per share

(e)	CUSIP Number 29277L108

CUSIP No. 29277L108	13G	Page 5 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	¨	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for the Reporting Person is incorporated herein by reference.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 22, 2016, discloses that the total number of outstanding shares of Common Stock as of August 9, 2016 was 27,071,295. The percentage set forth in Row (11) and the number of shares of Common Stock set forth in row (9) of the cover page for the Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the conversion of convertible preferred stock (the "Securities"), subject to the 9.99% Blockers (as defined below).

Pursuant to the terms of the Securities, the Reporting person cannot convert the Securities if the Reporting Person would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blockers"). The percentage set forth in Row (11) and the number of shares of Common Stock set forth in row (9) of the cover page for the Reporting Person give effect to the 9.99% Blockers. Consequently, at this time, the Reporting Person is not able to convert all of the Securities due to the 9.99% Blockers.

Mr. Rock is the Managing Member of WWOD Holdings and owns all of the membership interests in WWOD Holdings. Accordingly, Mr. Rock, subject to the limitations of the rights described above, has sole power to vote for or to direct the vote and sole power to dispose of or to direct the disposition of all securities owned directly by WWOD Holdings, including, without limitation, the Common Stock. Mr. Rock does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Rock may be deemed to beneficially own the shares of Common Stock owned directly by WWOD Holdings. WWOD Holdings is not a registered broker-dealer, and neither WWOD Holdings nor any of its affiliates are an affiliate or an associated person of a registered broker-dealer.

CUSIP No. 29277L108	13G	Page 6 of 9 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

 By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on Following Page]

CUSIP No. 29277L108	13G	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WWOD Holdings LLC

By: /s/ Neil Rock
Name:  Neil Rock
Title:    Managing Member

Neil Rock

/s/ Neil Rock
Neil Rock

CUSIP No. 29277L108	13G	Page 8 of 9 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

              Joint Filing Agreement, dated as of August 30, 2016, by and between WWOD Holdings LLC and Neil Rock.

CUSIP No. 29277L108	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share of EnergyTEK Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 30, 2016

WWOD Holdings LLC

By:	/s/ Neil Rock
Name: Neil Rock
Title: Managing Member

/s/ Neil Rock
NEIL ROCK